UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

Spectral AI, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

77732R103 (CUSIP Number)

Vincent Capone

2515 McKinney Ave #1000

Dallas, TX 75201

972-499-4934

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 11, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 77732R103	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Erich Spangenberg
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 577,574
	8.	SHARED VOTING POWER 4,158,557
	9.	SOLE DISPOSITIVE POWER 577,574
	10.	SHARED DISPOSITIVE POWER 4,158,557

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,736,131
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.68%*
14.	TYPE OF REPORTING PERSON (see instructions) IN

*	Calculated using 14,494,464 of outstanding shares of common stock, par value $0.0001 per share, as reported in the Issuer’s Current Report Form 8-K filed with the Securities and Exchange Commission on September 15, 2023.

CUSIP No. 77732R103	13D	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ELS 1960 Family, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,158,557
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,158,557

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,158,557
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.69%*
14.	TYPE OF REPORTING PERSON (see instructions) PN

*	Calculated using 14,494,464 of outstanding shares of common stock, par value $0.0001 per share, as reported in the Issuer’s Current Report Form 8-K filed with the Securities and Exchange Commission on September 15, 2023.

CUSIP No. 77732R103	13D	Page 4 of 6 Pages

Item 1. Security and Issuer.

This statement relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”) of Spectral AI, Inc. (the “Issuer”), a corporation incorporated under the laws of the State of Delaware. The address of the principal executive offices of the Issuer is 2515 McKinney Ave #1000, Dallas, TX 75201.

Item 2. Identity and Background.

(a), (b), (c) This Statement is filed by:

1. Erich Spangenberg, with an address at 78 SE 7th Street, Suite 500, Miami, FL 33130.

2. ELS 1960 Family, L.P., a Texas limited partnership, with a principal address at 2323 Victory Avenue, Ste. 700, Dallas, TX 75219.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

1. Erich Spangenberg is a citizen of the United States of America.

2. ELS 1960 Family, L.P. is incorporated in Texas.

Item 3. Source or Amount of Funds or Other Consideration.

The Reporting Persons received the Common Stock listed in Item 5 below in connection with a business combination that occurred on September 11, 2023 (the “Closing Date”) involving Rosecliff Acquisition Corp I, a Delaware corporation (“RCLF”), Ghost Merger Sub I Inc., a Delaware corporation and a wholly-owned subsidiary of RCLF (“Merger Sub I”), Ghost Merger Sub II LLC, a Delaware limited liability company and wholly owned subsidiary of RCLF (“Merger Sub II”), and Spectral MD Holdings, Ltd., a Delaware corporation (“Old Spectral”), pursuant to which, among other transactions, Merger Sub I merged with and into Spectral (the “First Merger”), with Spectral surviving the Merger as a wholly-owned subsidiary of RCLF, and, immediately following the First Merger, Spectral merged with and into Merger Sub II, with Merger Sub II surviving the Second Merger as a direct, wholly-owned subsidiary of RCLF (the “Second Merger” and, together with the First Merger and other transactions described in the Business Combination Agreement referenced in Item 7 herein, the “Business Combination”).

The Reporting Persons received Common Stock in exchange of securities held in Old Spectral. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of shares of Common Stock at prices that would make the purchase or sale thereof desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of shares of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may determine.

Item 4. Purpose of Transaction.

The information set forth in Item 3, Item 5 and Item 6 is hereby incorporated by reference in its entirety.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans and/or proposals and to take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 77732R103	13D	Page 5 of 6 Pages

Item 5. Interest in Securities of the Issuer.

(a)	The Reporting Persons are deemed to beneficially own an aggregate of 4,736,131 shares of Common Stock. The foregoing represents beneficial ownership of approximately 32.67% of the outstanding shares of Common Stock, based on 14,494,464 outstanding shares of Common Stock.

(b)	Erich Spangenberg is currently the majority limited partner of ELS 1960 Family, L.P. and the co-managing partner of ELS 1960 Family GP, LLC, which also holds an invests in ELS 1960 Family, L.P., and Erich Spangenberg has the sole power to dispose or direct the disposition of all of the shares of Common Stock that he beneficially owned as of September 11, 2023.

(c)	Except as described in Item 3, the Reporting Persons have not effected any transaction in the Common Stock of the Issuer in the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Items 2, 3, 4 and 5 of this Schedule 13D is incorporated by reference herein.

Registration Rights Agreement. Pursuant to that Amended and Restated Registration Rights Agreement, dated September 11, 2023, by and among the Issuer, its officers and directors, certain stockholders and Rosecliff Acquisition Sponsor I LLC or joinders thereto (collectively, the “Holders” and such agreement, the “Registration Rights Agreement”) the Holders agreed, among other things, that their shares of Common Stock received as merger consideration in the Business Combination may not be transferred until the date on which the last reported sale price of the Common Stock equals or exceeds $12.50 per share for any ten (10) trading days within any thirty (30)-trading day period commencing after the Closing Date or, if earlier, the date that is 180 days after the Closing Date.

Item 7. Material to Be Filed as Exhibits.

1.	Joint Filing Agreement.

2.	Business Combination Agreement, dated April 11, 2023, by and among the Issuer, Old Spectral, Merger Sub I and Merger Sub II (incorporated herein by reference to the Issuer’s Current Report on Form 8-K filed on September 15, 2023).

3.	Amended and Restated Registration Rights Agreement, by and among Issuer, Rosecliff Acquisition Sponsor I LLC and certain other parties thereto (incorporated herein by reference to the Issuer’s Current Report on Form 8-K filed on September 15, 2023).

CUSIP No. 77732R103	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ERICH SPANGENBERG

/s/ Erich Spangenberg
Name

9/20/2023
Date

ELS 1960 FAMILY, L.P.

/s/ Erich Spangenberg
Name

Majority Limited Partner
Title

9/20/2023
Date